March 28, 2006

Anthony W. Thompson
Chief Executive Officer and
  Chairman of the Board of Managers
NNN 2003 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

> **Re:** **NNN 2003 Value Fund, LLC**
> **Amendment No. 5 to Form 10**
> **File No. 0-51295**
> **Filed March 17, 2006**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Appendix A – Revised Prior Performance Tables

1.   We note your response to comment no. 2 and your discussion of the NNN 2004 Notes Program, LLC and NNN 2005 Notes Program, LLC. Please describe these programs to us in more detail. Clarify what you mean by "one or more single purpose borrowers." Discuss the mechanics of an investment in the Notes Programs and whether investors in the Notes Programs make loans directly to the Notes Programs or to the entity that acquires the real estate.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions regarding the accounting comments to Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414. Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3780, with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter Healy, Esq. *(via facsimile)*
       O'Melveny & Myers LLP